July 24, 2013

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

SEC File No. 0-19961

Dear Mr. James:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s letter of comment, dated June 25, 2013 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mr. Martin James

July 24, 2013

Liquidity and Capital Resources, page 49

1.	We note from page F-23 that at December 31, 2012, you held a cumulative total of $248 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled $31 million at that date, please tell us the amount of cash and cash equivalents held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

Response:

The Company is incorporated outside the U.S. and is not subject to U.S. tax on its non U.S. sourced income. Therefore, on page F-23, when the Company refers to its “foreign subsidiaries”, it is referencing both U.S. and non-U.S. subsidiaries. In future filings, the Company will clarify that the term foreign subsidiaries includes both U.S. and non-U.S. subsidiaries.

Total cash and cash equivalents at December 31, 2012 were $52.3 million, of which $21.3 million is restricted under the senior secured credit agreement for use in the U.S. and is therefore classified as restricted cash on the balance sheet. The Company’s U.S. business generates sufficient cash flow and has borrowing capacity in the United States to fund its U.S. operations. The $31 million shown as cash and cash equivalents at December 31, 2012 was held by non-U.S. subsidiaries and is permanently reinvested for use in non-U.S. operations.

2.	Further, as we note from page F-21 that the majority of your sales, income from continuing operations and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Response:

As noted above, the Company is incorporated outside the U.S. The Company’s U.S. business, which is conducted by U.S.-incorporated subsidiaries of the Company, had $21.3 million of cash as of December 31, 2012 and generates sufficient cash flow, and has borrowing capacity in the U.S., to fund U.S. operations. Furthermore, undistributed U.S. earnings are permanently reinvested within the U.S. and are intended to fund U.S. operations and expansion.

Mr. Martin James

July 24, 2013

In accordance with Item 303(a)(1) of Regulation S-K, the Company would disclose any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in a material way. However, at the current time, the Company does not expect there to be a liquidity event, as described in the prior sentence, that would adversely impact or affect the Company’s ability to indefinitely reinvest foreign earnings in the jurisdictions in which they are generated (i.e., U.S. earnings continuing to be reinvested in the U.S., and non-U.S. earnings continuing to be reinvested in such non-U.S. jurisdictions). Any sort of expatriation tax liability calculation would require the specifics of such an event to be known (including the method for how such earnings would be transferred between entities and the specific inter-company effects thereof), and therefore a calculation of the impact on the Company would be impractical at the present time.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Inventories, page F-8

3.	You disclose that the company values inventories at the lower of cost or estimated net realizable value, after provisions for excess or obsolete items. Please explain in more detail how the company applies FASB 330-10-35-2 which requires recognition of a loss whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes by valuing inventories at the lower of cost or market. Also refer to the definition of market in the FASB Master Glossary.

Response:

The Company values its inventory at the lower of cost or market, consistent with the definition in the FASB Master Glossary. The Company reviews the components of inventory on a periodic basis for excess, obsolete or impaired inventory, and records an allowance to reduce those components to the lower of cost or market. The Company will provide clarification in future filings to reflect the foregoing.

4.	You disclose that the company values inventory related to its Italian manufacturing facilities on a weighted-average basis, which approximates the FIFO method. You also disclose that the company values inventory related to its Texas manufacturing facilities at standard costs which approximate actual costs. Please respond to the following:

•	Please clarify whether the inventory costing method used for your inventories in Texas is actual cost or approximates actual costs on a FIFO, LIFO, or average cost basis. Refer to FASB ASC 330-10-30-9, 330-10-30-12 and 330-10-50-1. If actual costs, please explain how the use of standard costs approximates actual costs.

Mr. Martin James

July 24, 2013

•	On page 39, you disclose that the company also has manufacturing facilities in the UK. Please explain why you did not disclose the company’s inventory costing method for those inventories and tell us whether the company has any other inventories not included in the disclosure on page F-8.

•	Please briefly explain why using weighted-average costs in Italy approximates the FIFO method.

Response:

☐	The Company utilizes standard cost to approximate actual costs on a FIFO basis, whereby the Company adjusts standard costs to approximate actual costs periodically. The Company will provide clarification in future filings to reflect the foregoing.

☐	The Company does not directly conduct any physical manufacturing in the UK. Rather, the Company outsources physical manufacturing, while being the manufacturer of record, with respect to an immaterial amount of inventory (less than $1 million). The Company will update its description of activities in the UK in future filings to reflect the foregoing. The Company did not disclose the costing method for these inventories on page F-8 because the Company views the amounts in question as immaterial.

☐	For the Company’s Italian manufacturing facilities, the weighted average costs utilized in Italy do not materially differ from the FIFO method based on the high turnover rate of inventory. The Company will provide clarification in future filings to reflect the foregoing.

(l) Sale of Accounts Receivable, page F-11

5.	Please explain how the company estimates the related fees for selling the Italian hospital receivables throughout the year. Quantify these annual fees for 2012.

Response:

The Company incurred approximately €488,000, or $629,000, in fees during 2012 related to selling the Italian hospital receivables. This amount was calculated based on the recorded value of the receivables that are factored, multiplied by the related discount rate incurred by the Company in connection with such factoring.

Mr. Martin James

July 24, 2013

Note 3. Property, Plant and Equipment, page F-13

6.	On page F-8 you disclose the company’s useful lives for major classes of assets, including instrumentation. Please tell us why you combined plant and equipment with instrumentation on page F-13. Quantify the cost and accumulated depreciation of each as of December 31, 2012. Refer to FASB ASC 360-10-50-1(b).

Response:

The Company has historically combined plant and equipment with instrumentation, as the Company does not view the instrumentation as a separate class of depreciable assets, and the Company does not track the instrumentation as a separate class of depreciable assets by nature or function. In future filings, the Company will revise the disclosure contained in footnote 1(h) under “summary of significant accounting policies” to include instrumentation with other property plant and equipment. The Company estimates that the cost and accumulated depreciation of instrumentation as of December 31, 2012 was $44.9 million and ($25 million), respectively.

Note 13. Income Taxes, page F-21

7.	Please tell us why the company’s unremitted foreign earnings decreased from $301.8 million as of December 31, 2011 to $248 million as of December 31, 2012.

Response:

After further internal review and analysis by the Company, the Company has determined that unremitted foreign earnings increased from $301.8 million at December 31, 2011 to $306.6 million at December 31, 2012. The $306.6 million includes $297 million in U.S subsidiaries. The previously disclosed amount of $248 million as of December 31, 2012 reflected an incorrect allocation of consolidated journal entries.

The revised undistributed foreign earnings amount as of December 31, 2012 will be disclosed in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2013. The Company has assessed the impact and determined the difference between the amount disclosed and the revised amount does not warrant a revision to the previously filed annual report on Form 10-K for the fiscal year ended December 31, 2012 because the change does not have a financial impact. The amount disclosed is hypothetical and provided as an estimate for disclosure purposes.

Mr. Martin James

July 24, 2013

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We also acknowledge that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Mr. Martin James

July 24, 2013

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2599. Thank you for your assistance.

Sincerely,

/s/ Emily Buxton

Emily Buxton
Chief Financial Officer
Orthofix International N.V.

Cc:	David Burton, Staff Accountant

Kate Tillan, Assistant Chief Accountant